Via Facsimile and U.S. Mail
Mail Stop 6010

December 6, 2007

Ms. Leanne M. Kelly
Senior Vice President and
Chief Financial Officer
Genaera Corporation
5110 Campus Drive
Plymouth Meeting, PA 19462

Re: Genaera Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 14, 2007
File No. 000-19651

Dear Ms. Kelly:

We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Joel Parker
Accounting Branch Chief